Exhibit 99

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13G. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of July 2, 2026.

Slow Ventures III-A, L.P.
By: Slow Ventures GP III, LLC, its General Partner

By: /s/ Kevin Colleran
Name: Kevin Colleran
Title: Managing Director

Slow Ventures III, L.P.
By: Slow Ventures GP III, LLC, its General Partner

By: /s/ Kevin Colleran
Name: Kevin Colleran
Title: Managing Director

Slow Ventures Opportunity Fund I, L.P.
By: Slow Ventures Opportunity Fund GP I, LLC, its General Partner

By: /s/ Kevin Colleran
Name: Kevin Colleran
Title: Managing Director

Slow Ventures Opportunity Fund II, L.P.
By: Slow Ventures Opportunity Fund GP II, LLC, its General Partner

By: /s/ Kevin Colleran
Name: Kevin Colleran
Title: Managing Director

Slow Ventures GP III, LLC

By: /s/ Kevin Colleran
Name: Kevin Colleran
Title: Managing Director

Slow Ventures Opportunity Fund GP I, LLC

By: /s/ Kevin Colleran
Name: Kevin Colleran
Title: Managing Director

Slow Ventures Opportunity Fund GP II, LLC

By: /s/ Kevin Colleran
Name: Kevin Colleran
Title: Managing Director

Kevin Colleran

/s/ Kevin Colleran